June 30, 2025

Taryn Miller
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, Michigan 49351

       Re: Wolverine World Wide, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2024
           File No. 001-06024
Dear Taryn Miller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing